SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 5
TO
SCHEDULE 13E-3

TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

TRAVIS BOATS & MOTORS, INC.
(Name of the Issuer)

TRAVIS BOATS & MOTORS, INC.
TRACKER MARINE, L.L.C.
TMRC, LLP
THREE JOHNS COMPANY
JOHN L. MORRIS REVOCABLE TRUST
JOHN L. MORRIS
KENNETH N. BURROUGHS
(Name of Person(s) Filing Statement)

Common Stock, par Value $0.01 Per Share
(Title of Class of Securities)

894363100
(CUSIP Number of Class of Securities)

Travis Boats & Motors, Inc. Tracker Marine, L.L.C. 2500 East Kearney Street Springfield, MO 65803 (417) 873-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Wexler, Esq Gallop, Johnson & Newman, L.C. 101 South Hanley, Suite 1600 St. Louis, Missouri 63105 (314) 615-6000

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This statement is filed in connection with (check the appropriate box):

|X|	(a)	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ]	(b)	The filing of a registration statement under the Securities Act of 1933.
[ ]	(c)	A tender offer.
[ ]	(d)	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee:

Transaction Valuation	Amount of Filing Fee**
$1,719,890.80	$217.91

*Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) 4,299,727 shares of Common Stock, par value $0.01 per share, of Travis Boats & Motors, Inc., which constitutes the total number of outstanding shares of Common Stock of Travis Boats & Motors, Inc. estimated to be exchanged for the right to receive $0.40 per share in cash.

**The amount of the filing fee, calculated in accordance with ss.240.0-11(b), equals 0.00012670 multiplied by the transaction valuation.

|X|
Check box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid: $217.91 Form or Registration No.: Schedule 14A	Filing Party: Travis Boats & Motors, Inc. Date Filed: November 23, 2004

INTRODUCTION

This Amendment No. 5 (the "Final Amendment") to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this "Transaction Statement") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (1) Travis Boats & Motors, Inc., a Texas corporation ("we," "us," or "Travis Boats"), (2) TMRC, L.L.P., a Missouri limited liability partnership ("Tracker"), (3) Tracker Marine, L.L.C., a Missouri limited liability company ("Tracker Marine"), (4) Three Johns Company, a Missouri corporation ("Three Johns"), (5) John L. Morris Revocable Trust (the "Morris Trust"), (6) John L. Morris, and (7) Kenneth N. Burroughs, as trustee of a voting trust entered into by and among Tracker, Mark T. Walton, and Robert C. Siddons and the holders of certain convertible promissory notes issued by Travis Boats (the "Voting Trust"). Travis Boats, Tracker, Tracker Marine, Three Johns, the Morris Trust, John L. Morris, and Kenneth N. Burroughs are collectively referred to as the "Filing Persons" of this Transaction Statement.

This Transaction Statement relates to the merger of Tracker, a wholly owned subsidiary of Tracker Marine, with and into Travis Boats (the “Merger”) pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 10, 2004, by and between Travis Boats and Tracker.

The purpose of this Final Amendment is to (a) report that the Merger Agreement was adopted by the Travis Boats shareholders at a Special Meeting of the Shareholders held on March 9, 2005, (b) report that the transactions contemplated under the Merger Agreement were consummated on March 10, 2005 and (c) file the Definitive Proxy Statement as Exhibit (a)(3). As a result of the Merger, (a) each issued and outstanding share of Travis Boats common stock (other than those shares of Travis Boats common stock held by dissenting shareholders of Travis Boats), par value $.01 per share, was deemed cancelled and converted into the right to receive cash in an amount equal to $0.40 in cash, without interest, (b) all 80,000 shares of Series A preferred stock were cancelled, and (c) Tracker Marine became the holder of 800 shares of Travis Boat’s common stock, which represents all of the issued and outstanding capital stock of Travis Boats and as a result, Travis Boats, the issuer of the equity securities that were the subject of the Rule 13e-3 transaction, became a wholly owned subsidiary of Tracker Marine.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement (such as the terms and conditions of the Merger Agreement), including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

ITEM 16. EXHIBITS.

(a)(3) Definitive Proxy Statement for the Special Meeting of Shareholders of Travis Boats & Motors, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on February 11, 2005.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRAVIS BOATS & MOTORS, INC., for itself and as the successor in interest of TMRC, L.L.P.

By:	/s/ Kenneth N. Burroughs
Name:	Kenneth N. Burroughs
Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRACKER MARINE, L.L.C.

By:	Three Johns Company
Its sole member

By:	/s/ Kenneth N. Burroughs
Name:	Kenneth N. Burroughs
Title:	President

THREE JOHNS COMPANY

By:	/s/ Kenneth N. Burroughs
Name:	Kenneth N. Burroughs
Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHN L. MORRIS REVOCABLE TRUST

By:	/s/ John L. Morris
John L. Morris, as Sole Trustee

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John L. Morris
John L. Morris

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kenneth N. Burroughs
Kenneth N. Burroughs, as Trustee of the Voting Trust dated January 7, 2003